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                              January 20, 2023

       Marc Angell
       Chief Executive Officer
       Marquie Group, Inc.
       7901 4th Street North, Suite 4000
       St. Petersburg, FL 33702-4305

                                                        Re: Marquie Group, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed January 5,
2023
                                                            File No. 333-267970

       Dear Marc Angell:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2022 letter.

       Amendment No.2 to Form S-1

       Cover Page

   1. You state in your response to prior Comment 1 that you have removed the QuickCap shares from the
registration statement. However, you continue to refer to QuickCap on the cover page. Please
revise.
       Signatures, page 85

   2. We note your response to prior Comment 6. Please revise the second signature block to specify that Mr. Angell
is signing the registration statement in his capacity as Chairman,
                                                        CEO, principal
financial officer and principal accounting officer.
 Marc Angell
Marquie Group, Inc.
January 20, 2023
Page 2

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                         Sincerely,
FirstName LastNameMarc Angell
                                                         Division of
Corporation Finance
Comapany NameMarquie Group, Inc.
                                                         Office of Technology
January 20, 2023 Page 2
cc:       John Thomas
FirstName LastName